INVEST IN **DIYSE -THE DO-IT-YOURSELF STOCK EXCHANGE**

Challenging today's investors and educating tomorrow's


DIYSE
The Online Platform for Competitive Investors

LEAD INVESTOR

Rob Pflieger

I have known Matt Krepps for over 25 years and believe in his vision for DIYSE. I think there is a significant opportunity for DIYSE to educate investors as well as provide an introduction to investing for people who would not otherwise have an on-ramp to doing so. Most impressively, Matt has identified a way to do so in an SEC compliant manner, a significant competitive advantage over other emerging players who are seemingly skirting SEC rules. The IP moat that DIYSE has built around this should create a floor on value for investors, while also providing significant upside if the idea is able to gain traction.

Invested $50,000 this round

mydiyse.com Boston MA

Highlights

1. CEO & CTO with track record of delivering world class products
2. Ready for launch - Platform has been built and tested with enthusiastic beta users
3. Proprietary patent-pending product & platform with 1st mover advantage, strong network externalities
4. Team includes US News' Law Firm of the Year for Securities Regulation (2021 & 2022)
5. Huge potential for social good - free site licenses for underfunded schools

Our Team



Matt Krepps President & CEO

Founded, built, & sold two prior companies without VC capital (Ed Tech & Applied Physics) Business School Professor at top schools in North America, Europe, Asia PhD Economist with extensive regulatory experience Harvard BA, MA, MBA, PhD

Post-pandemic fintech innovation has created too many business models that encourage terrible investment behavior. Companies profit by getting investors to trade too frequently and buy products that are too risky. Our platform is designed to encourage people to engage with the market in a more financially sound way.



Marc Kelly Chief Technology Officer

4 time cofounder with 25+ years technology startup experience Experience scaling tech products & processes from launch to tens of thousands of users 10+ years experience hiring and managing remote teams



Stephanie Stamatos Head of Human Capital

15+ years experience overseeing global hiring & development of world class teams at multibillion dollar financial firms

Pitch















DIYSE
THE DO-IT-YOURSELF STOCK EXCHANGE:
A MOBILE PLATFORM FOR
STOCK PICKING COMPETITIONS
Dr. Matt Krepps
matt@mydiyse.com
JUNE 2022
145.90
232.77
280.63
179.16
13.28

DIYSE
CHALLENGING TODAY'S INVESTORS & EDUCATING TOMORROW'S
A Large Untapped Market...
The Daily Investment League is a billion dollar market with no (current) competitors.
A Vigilant Watchdog...
Every past entrant has been shut down by federal securities regulators.
A Unique Approach...
DIYSE platform & product have been reviewed by senior SEC & CFTC staff
Competitive Advantage
Patent fence & network externalities provide strong 1st mover advantages
PRIVATE AND CONFIDENTIAL
NOT FOR RE-DISTRIBUTION

PROBLEM
Nobody offers investment competitions for real money
WHAT ARE PEOPLE DOING NOW...
Robinhood
23 Million active traders
Upside from excessive risk.
No Skill Validation or Community
reddit
12 million self-styled "degenerates"
Validate skill by sharing trades (YOLO) & Investing thesis
Community via meme-fueled herding
Commonstock
1 million (est) portfolio sharers
More credibly validate skill by linking brokerage acct
No Upside or Community
PRIVATE AND CONFIDENTIAL
NOT FOR RE-DISTRIBUTION

SOLUTION
Give users a single platform that offers:
Financial Upside
The Purest Form of Skill Validation
Community
Daily/weekly/monthly contests with a range of entry fees from $1 to $1000.
Public contests and private contests hosted by users for friends/colleagues.
Notional investment budget: $1,000,000
No stocks actually bought or sold.
Stock selection universe: DIYSE5000 (NYSE + NASDAQ) or DIYSE600 (high volume/market cap)
No margin. All contracts fully cash collateralized.



Upside | Competition | Community

DraftKings for the Stock Market

- Portfolio fixed for duration of contest. No active trading.
- Fixed preannounced payout structure: 90% of entry fees to top 20% finishers

If People Want the DIYSE Platform, Why Doesn't It Exist Already?

2015

SEC takes the position that stock picking contests are security-based swaps

"...the exchange of contingent payments based on the value of US securities without conveying ownership in the underlying securities"
- In re: Tracenet

2016 – 2021

SEC shuts down every market entrant for violations of the Securities Act and the Exchange Act:

Forcerank | Sand Hill | StockBattle | Visionrare

Sep 2021 – Jun 2022

DIYSE presents product in multiple (FOIA-protected confidential) meetings with:

- SEC Division of Trading & Markets
  - Office of Derivatives Policy & Trading
  - Office of Market Supervision
- SEC Division of Corporation Finance
- CFTC Division of Market Oversight
- CFTC Market Participants Division

Indicators of Market Size from Industry-Adjacent Markets

We know the ratios of:
Individual/Community & Sports/Stocks



	SPORTS		STOCKS		
COMMUNITY	Daily Fantasy League	16 million users 3.5 million MUP's $1.5 billion revenue	Daily Investment League	12 million users (est) 2.5 million MUP's (est) $1 billion revenue (est)	DIYSE
INDIVIDUAL	Sportsbook Bets	150 million users $8 billion revenue	Retail Brokerage	100 million users $6 billion revenue (PFOF)	NADEX, Kalshi

All innovation is happening in Individual investing

Indicators of Market Size from Free-to-Play Predecessors



KaChing (later Wealthfront)
- 500,000 monthly active users at initial launch of stock picking contest in 2009
- Different monetization strategy then business model pivot

UpDown
- 40,000 monthly average users in 2017
- Uptake virality similar to DraftKings
  40,000 in 10 months, 100,000 in 1 year

Fantasy Invest
- 80,000 unique users in 2021

Industry-adjacent monetization suggests even pessimistic case is a good business

Daily Fantasy League:	Season Long Fantasy League:
$ 120/user/year	$465/user/year

COMPETITION: No Current Competitors, But Potential Entrants Exist



Free-to-Play Stock Picking Sites

invstr · PICK5 · StockBet

Most likely to challenge. DIYSE key defenses are:

- First Mover & Network Externalities
- Patent Fence
- Regulatory Relationships

Proposition Investment & Binary Option Sites

Kalshi · NADEX · PredictIt

These sites are real-time trading sites for speculation & active hedging. No contests.

Daily Fantasy Sports Sites

DraftKings · FanDuel

Currently distracted by state-by-state sportsbook rollout

TARGET DEMOGRAPHICS



Heavy Users (13 million) Active Traders	Subset of Robinhood active traders not devoted to crypto Risk seekers that share stock plays and investment thesis publicly Will enter DIYSE contest multiple times w/ customized portfolios
Core Market (87 million) Occasional Traders	Actively follow stock market news, but risk averse or neutral Share stock picking wins, but only with friends Seek maximum returns, but won't short or trade options
Education Segment Philanthropic, No Revenue	Underfunded middle & high schools that can't afford $4500 StockTrak license Marginal cost to serve is extremely low Possible long run partnership gateway to Fidelity, but definite social good

PRODUCT LAUNCH SEQUENCING – PHASED APPROACH

	DIYSE Role/ Regulatory Posture	Addressable Target Users
Phase 1 Aug 2022	Over the Counter Swap Dealer	Real Money Contests for Qualified Investors **5 million revenue customers** Competition & Performance Tracking **100 million free-to-play users**
Phase 2 Jun 2023	Designated Contract Market Derivatives Clearing Org.	Real Money Contests for All Retail Investors **100 million revenue customers**

*Timeline projections can't be guaranteed.

DIYSE GO-TO-MARKET STRATEGY

Heavy Users

Community Managers

Community Managers will promote via #wallstreetbets DIYSE Discord channel & FB Groups

Influencers

Partnership with highly targeted influencers, e.g. Davey Day Trader Global w/ 4 million followers

Core Market

Adjacent Industry Partner

Esports gaming partner with 125,000 like minded MAU's & poor monetization

Financial Press

Earned media through network of journalists who covered our failed predecessors

"Dropbox Virality": All users recruit new users for private contests

* Projections can't be guaranteed.

Cash Flows to Achieve National Rollout in Year 1 (Assumes Revenue Goes Toward CAC)



Cash on hand at beginning of period	100,000
Paid in Capital	2,000,000
Net Cash	2,100,000
Payroll (8 FTE's including 6 new hires)	735,000
Sales & Marketing	350,000
Computer Software & Equipment	55,000
Third Party Services (hosting, continuous integration, etc.)	35,000
Furniture & Fixtures	15,000
Office Rent/Insurance/Utilities	45,000
Outside Legal & Professional Services (Patent Prosecution, DCM/DCO Registration)	175,000
Travel	40,000
Total Expenses	1,450,000
Cash at end of period	650,000

* Projections can't be guaranteed.

DIYSE Seeks $2 million to Create a Designated Contract Market with 100,000 users & $10 million revenue

User Uptake Based on Free-to-Play & Adjacent Industry Data

	YEAR 1	YEAR 2	YEAR 3
Monthly Users	70,000	400,000	1 million
Revenue/User (10% Hold)	$100	$100	$120
Net Revenue	**$7 million**	**$40 million**	**$120 million**
CAC Per User	$102	$85	$68
Total CAC	$7.14 m	$29.5 m	$47.6 m
Non CAC expenses	$1.1 m	$6.3 m	$15.7 m
Operating Expense	**$8.24 m**	**$35.8 m**	**$63.3 m**
Operating Margin	**(-$1.24 million)**	**$4.2 million**	**$56.7 million**

CAC starts at 150% of Daily Fantasy Sports average. Churn rate is 25%/yr. Non CAC expenses scale linearly with monthly users.

* Projections can't be guaranteed.

OUR TEAM

A track record of startup success & the talent to build a world class product team



Dr. Matt Krepps

COFOUNDER

(Business Development, Strategy, Partnerships, Regulatory, Legal)

- PhD Financial & Regulatory Economist (20+ yrs legal/regulatory experience)
- Successful Bootstrapping Entrepreneur
  - Took National Energetics (applied physics) from zero to $15 mil/yr revenue with no outside funding
  - Founded, built, & sold QED Learning (online ed) with no outside funding
- Extensive international network of early adopters/influencers from teaching strategy/finance in 23 countries



Marc Kelly

COFOUNDER

(Product Development, Software Engineering)

- 4 time cofounder with 25+ yrs technology startup experience
- Experience scaling tech products & processes from launch/MVP to tens of thousands of users
- 10+ years experience hiring & managing remote-only teams



Stephanie Stamatos

HEAD OF HUMAN CAPITAL

(Hiring & Talent Management)

- 15+ yrs experience overseeing global hiring & development of world class teams at multibillion dollar financial firms.

DIYSE PLATFORM DEVELOPMENT TEAM



Matthew Comstock

Trading Platform Development & Regulatory Compliance

Former Branch Chief, Securities and Exchange Commission, Division of Trading & Markets. Partner at Murphy & McGonigle, Washington DC. US News and World Report, Law Firm of the Year – Securities Regulation: 2021 & 2022



Christina Mcdonough

Patents & Intellectual Property

Partner at Fish & Richardson, Complex Data Processing & Financial Algorithms Group



Harvard DEV

UI/UX/Software Engineering

Team composed of top designers and engineers selected from Harvard University student body

NEW HIRES WITH SEED FUNDING

MONTH 1:

Community Manager/Digital Marketing
Responsible for growing DIYSE user base
Take over social media and email newsletter content

Customer Support/Online marketing
Primary responsibility is handling support through Zendesk and managing incoming account deposits, secondary responsibility of posting to social media and email newsletter content

Frontend (React) developer
Maintains the DEV-produced React website
Develops new functionality for the website
Updates the marketing website
ios/Android app development
Assists in defining updates to the DIYSE API

MONTH 3:

DevOps/System Admin
Maintains the production and development environment (AWS)
Ownership of company IT security (internal and external systems)
Assists in systems issues in the office
Manages updates and streamlining of the production release pipeline

Product manager
Own the product roadmap, based on internal input and customer feedback
Bring together the internal team to develop new functionality
Manage ongoing projects

Backend developer
Maintains the DIYSE API
Defines and adds functionality in tandem with the Frontend developer
Responsible for scaling backend technology